

Mail Stop 3030

March 22, 2017

Via E-mail
Robert J. McMullan
Senior Vice President and Chief Financial Officer
MACOM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

>   **Re:     MACOM Technology Solutions Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2016**
>   **Filed November 17, 2016**
>   **Form 8-K filed January 31, 2017**
>   **File No. 001-35451**

Dear Mr. McMullan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 1A.  Risk Factors

We are subject to risks from our international sales and operations, page 17

1.     Your website lists representatives in Europe, the Middle East and Africa.  Syria, located in the Middle East and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not provide disclosure about those countries.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, distributors, resellers, or other direct or indirect arrangements.  For instance, you identify Huawei as your largest customer, and a transcript from a 2015 investment conference reports that

Alcatel-Lucent is a customer. News articles report that Huawei does business in and sells its products in Syria and Sudan, and Alcatel-Lucent's most recent Form 20-F filed with us discloses that it does business in Syria and Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products.

4. As you disclose on page 17 of the Form 10-K, in June 2016 Huawei was issued a subpoena by the Commerce Department. The subpoena regards exports to Syria, Sudan and Iran, another U.S.-designated state sponsor of terrorism. Please address for us the potential for reputational harm from your business with Huawei.

Form 8-K filed January 31, 2017

Exhibit 99.1

5. We note the line item "discontinued operations, excluding consulting income" in your reconciliation of non-GAAP adjusted net income. We further note from your disclosures that you have included consulting income because management views this income as part of your ongoing operations. Please address the following:

- Explain to us the nature of the consulting services that you provide under the agreement. Given the limited term of the agreement, explain to us why you believe the agreement is correlated with future operations.
- Explain to us the nature of any other consulting services you provide in the normal course of your operations and tell us where those revenues are recorded in your financial statements.

- Explain to us how you considered the tax effect of the consulting income in your reconciliation. Refer to Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures updated May 17, 2016.

6.      We note that in presenting non-GAAP net income and non-GAAP adjusted interest expense you exclude non-cash interest expense representing the amortization of certain fees associated with the establishment of your credit agreement and Term Loans. Given that interest expense represents costs of funding and operating your business, please explain to us how your presentation is consistent with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures updated May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery